UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 3, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 3, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release: immediate July 3, 2015

Stephen Tobias steps down from Canadian Pacific’s Board of Directors

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced that, for personal reasons, Stephen Tobias has resigned from the Board of Directors of Canadian Pacific Railway Limited and Canadian Pacific Railway Company, effective June 29, 2015. Mr. Tobias joined the board in May, 2012.

As Interim Chief Executive Officer, Mr. Tobias helped steer CP’s board and management transformation from May 17, 2012 until the appointment of E. Hunter Harrison on June 28, 2012. Mr. Tobias was also Chair of the Safety, Operations and Environment Committee from June, 2012 until May, 2015 and served on CP’s Management Resources and Compensation, and Corporate Governance and Nominating Committees.

“Steve’s vast railroad knowledge, experience and integrity have been invaluable to the board over the last three years,” said Gary Colter, Chairman of the Board. “The board wishes to thank him for his significant contribution to CP’s success and wishes him well in his future endeavours.”

At this time the Board does not intend to fill the vacancy created by Mr. Tobias’ departure.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

email: martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Maeghan Albiston

Tel: 403-319-7865

email: investor@cpr.ca